Exhibit 99.3

HudBay Minerals Announces First Quarter 2005 Results

Highlights:

•
First quarter since acquisition of Hudson Bay Mining and Smelting Co., Limited
•
Sales revenue $151.5 million for quarter
•
Cash position increases to $97.5 million
•
Zinc production second highest quarter on record
•
Consolidated cash operating cost US$0.21 lb. of zinc, net of by-product credits
•
$10 million exploration program commences

Toronto, Ontario — May 13, 2005 — HudBay Minerals Inc. (TSX: HBM) earned $9.2 million or $0.12 per share in the first quarter of 2005, compared to a loss of $1.7 million or $0.29 per share in the same period of 2004. This marked the first full quarter of operations since the acquisition of Hudson Bay Mining and Smelting Co., Limited (HBMS) on December 21, 2004.

Summarized Financial Results

        The following table sets out summary consolidated financial information for the Company at and for the three-month periods ("quarters") ended March 31, 2005, 2004, and 2003:

	Quarter ended March 31 ($ thousands except for per share amounts)
	2005	2004(1)(2)	2003(1)(2)
Statement of operations:
Sales	151,525	0	0
Earnings (loss)	9,181	(1,664)	(302)
Earnings (loss) per common share(3):
Basic	$0.12	$(0.29)	$(0.10)
Diluted	$0.12	na (4)	na (4)

Balance sheet:
Cash and cash equivalents	97,453	5,664	326
Total assets	658,894	15,904	4,365
Total long term debt and capital leases, excluding current portion	236,993	1,527	0
Shareholders' equity	170,622	12,595	3,351

(1)
Excludes results of HBMS.

(2)
Restated to give effect to change in accounting policy related to expensing of exploration costs, consistent with HBMS practice, and to retroactively adopt recommendations under Section 3110, Asset Retirement Obligations.

(3)
As of May 12, 2005, there were 80,939,613 common shares of the Company issued and outstanding.

(4)
The conversion of stock options and warrants to calculate fully diluted was not done for 2004 and 2003 because the conversion would have been anti-dilutive.

Results of Operations

Quarter Ended March 31, 2005 Compared to Quarter Ended March 31, 2004

        Net income for the quarter ended March 31, 2005 was $9.2 million compared with a loss of $1.7 million for the quarter ended March 31, 2004.

        Total sales revenue for the quarter was approximately $151.5 million from sales of approximately 20,400 tonnes of copper, 27,100 tonnes of zinc (including sales to Zochem), 10,300 tonnes of zinc oxide, 25,400 ounces of gold, and 331,600 ounces of silver. Over the quarter, gross realized prices averaged US$1.49/lb copper, US$0.62/lb zinc, US$426/troy oz gold, and US$7.23/troy oz silver. The Canadian to US dollar exchange rate averaged Cdn $1.23 per US $1.00 for the quarter. The Company had no sales in the first quarter of 2004.

        Operating costs for the quarter ended March 31, 2005 increased to $117.7 million from $1.1 million for the quarter ended March 31, 2004. Costs in the first quarter of 2005 include approximately $116.5 million of HBMS operating costs, as well as care and maintenance costs of properties held prior to the acquisition of HBMS. Costs in the first quarter of 2004 primarily relate to care and maintenance costs of the Balmat Mine acquired in September 2003 but also include care and maintenance of the Gays River Mine.

        General and administrative expenses for the quarter ended March 31, 2005 were $3.6 million, versus $0.5 million for the quarter year ended March 31, 2004. Costs in 2005 reflect the acquisition of HBMS in December 2004 and include approximately $1.2 million in settlement costs in respect of former executives of the Company and provisions for retention bonus payments to continuing employees arising from our acquisition of HBMS.

Cash Cost per Pound of Zinc Sales

        HudBay's total cash cost net of credits for the quarter ended March 31, 2005 was US$0.21 per pound of zinc sold. This includes approximately US$0.16 per pound for HBMS, US$0.03 per pound for non-HBMS operations, which are comprised primarily of care and maintenance costs at Balmat and Gays River and Toronto office costs, and US$0.02 per pound for payments to former executives as well as HBMS employee retention costs. The Company had no metal sales in the same quarter of 2004.

Non GAAP Reconciliation of Cash Cost per Pound of Zinc, Net of By-Product Credits

HudBay Minerals Inc.	Quarter Ended Mar 31, 2005
(Unaudited) (thousands)
Operating Costs	135,049
Non-cash operating costs
Depreciation and amortization	(12,724)
Accretion and other non-cash	(652)

121,673
Less: By-product credits(1)	(106,263)

Cash cost net of by-products	C$15,410
Exchange rate (C$/U.S.$)(2)	1.227

Cash cost net of by-products	US$12,559
Zinc sales (000 lbs)	59,739
Cash cost per pound of zinc, net of by-product credits	US$0.21

(1)
By-product credits include revenues from sale of copper, gold, silver, the premium on zinc oxide sales and the Company's proportionate share of by-product sales by its marketing joint venture.

(2)
Average exchange rate for the period.

Cash Flows, Liquidity, and Capital Resources

        The following table summarizes our cash flows for the quarters ended March 31, 2005, and 2004:

	2005	2004(1)(2)
	Unaudited ($000s)	Unaudited ($000s)
Operating activities
Earnings (loss) for the period	9,181	(1,664)
Items not affecting cash	13,674	(177)
Net change in non-cash items	5,031	(193)

Cash generated by (required for) operating activities	27,886	(2,034)
Cash generated by (required for) investing activities	(4,298)	(2,302)
Cash generated by financing activities	9,068	7,886
Foreign exchange loss on cash held in foreign currency	244	0

Increase in cash and short term deposits	32,900	3,550

1)
Excludes results of Hudson Bay Mining and Smelting Co., Limited ("HBMS").

2)
Restated to give effect to change in accounting policy relating to expensing of exploration costs, consistent with HBMS practice, and to retroactively adopt recommendations under Section 3110, Asset Retirement Obligations.

Quarter Ended March 31, 2005 Compared to Quarter Ended March 31, 2004

        As of March 31, 2005, HudBay had cash and cash equivalents of $97.5 million compared to $5.7 million as at March 31, 2004. As at March 31, 2005, there were outstanding letters of credit in the amount of $37.8 million, secured by an equal amount of cash.

        Cash flow from operations totaled $27.9 million for the quarter ended March 31, 2005. This relates primarily to HBMS operations, which contributed $32.8 million, and compares with $2.0 million cash required for operating activities in the same period in 2004 when the Company incurred a loss of $1.7 million primarily in relation to management fees, mine care and maintenance activities and debenture interest expense.

        Financing activities in the first quarter 2005 generated $9.1 million. This included a private placement of 806,452 flow-through shares at a price of $3.10 per share for net proceeds of $2.4 million, which is being spent on Canadian exploration activities. Broker warrants issued in connection with the Company's offering of subscription receipts were exercised during the quarter for proceeds of $6.1 million. Financing activities in the same period in 2004 generated $7.9 million, which included $5.3 million net proceeds from the issuance of common shares and warrants, primarily relating to the private placement of 1,036,920 units of the Company at a price of $5.40 per unit. Each unit consisted of one common share and 15 common share purchase warrants. Every 30 warrants entitle the holder to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $6.00 per share. The 2004 amount also includes $2.0 million in respect of a debenture subscription receivable and $0.6 million in respect of an increase in the convertible debenture issued by the Company.

        In the first quarter of 2005, a net total of $4.3 million was required for investing activities, including a $13.0 million decrease in restricted cash relating to the funds placed in trust for the governments of Manitoba and Saskatchewan as financial assurance for the Company's asset retirement obligations, net of a $17.3 million requirement for mine development and other sustaining capital expenditures. This compares with $2.3 million required for investing activities in the first quarter of 2004. In March 2004, the Company paid $2.0 million to Pasminco Resources Canada Inc. in satisfaction of the final cash purchase price outstanding in respect of the Gays River Mine.

        As at March 31, 2005, the HudBay had long-term financial debt (excluding the current portion) of $227.0 million. The Company will consider, from time to time, reducing debt through various means including open market purchases of senior secured notes.

Production

        A summary of production statistics for the first quarter of 2005 together with comparative information for the first quarter of 2004 is shown in the following table:

First Quarter Results

		Q1 2005	Q1 2004
Mines:
Trout Lake:	tonnes	213,055	203,723
Copper	%	1.28	1.65
Zinc	%	6.37	4.96
Gold	g/tonne	1.55	1.40
Silver	g/tonne	15.96	13.38
Konuto:	tonnes	87,062	80,748
Copper	%	4.19	4.14
Zinc	%	1.39	2.05
Gold	g/tonne	1.73	1.85
Silver	g/tonne	8.48	9.51
7 7 7:	tonnes	243,248	237,304
Copper	%	2.23	3.35
Zinc	%	3.75	4.46
Gold	g/tonne	1.88	2.35
Silver	g/tonne	20.57	24.47
Chisel North:	tonnes	86,545	81,923
Copper	%	0.16	0.15
Zinc	%	9.64	10.86
Gold	g/tonne	0.67	0.39
Silver	g/tonne	24.48	30.99
Total Mines	tonnes	629,910	603,698
Copper	%	1.89	2.45
Zinc	%	5.12	5.18
Gold	g/tonne	1.58	1.70
Silver	g/tonne	17.87	19.61

First Quarter Results

		Q1 2005	Q1 2004
Concentrators:
Flin Flon Concentrator	tonnes	552,829	526,266
Copper	%	2.10	2.72
Zinc	%	4.52	4.31
Gold	g/tonne	1.71	1.89
Silver	g/tonne	16.94	18.00
Copper Concentrate Produced	tonnes	45,666	57,171
Grade	% Cu	23.06	23.54
Zinc Concentrate Produced	tonnes	39,448	35,096
Grade	% Zn	50.34	49.63
Copper recovery to Cu conc	%	90.8	93.9
Gold recovery to Cu conc	%	77.2	68.1
Silver recovery to Cu conc	%	68.1	63.0
Zinc recovery to Zn conc	%	79.4	76.8
Snow Lake Concentrator	tonnes	85,632	81,696
Zinc	%	9.64	10.86
Zinc Concentrate Produced	tonnes	15,827	16,748
Grade	% Zn	50.91	51.65
Zinc recovery to Zn conc	%	97.6	97.5
Smelter:
Copper Conc Treated:
Domestic	tonnes	48,352	49,870
Purchased	tonnes	28,839	27,865

Total	tonnes	77,191	77,735
Zinc Plant:
Zinc Conc Treated:
Domestic	tonnes	58,809	49,750
Purchased	tonnes	0	3,488

Total	tonnes	58,809	53,238

First Quarter Results

		Q1 2005	Q1 2004
Metal Produced:
From HBMS Mines:
Copper	tonnes	11,411	11,641
Zinc	tonnes	29,177	24,296
Gold	oz	25,197	18,351
Silver	oz	214,608	165,798
From Purchased Concentrates:
Copper	tonnes	9,287	10,007
Zinc	tonnes	27	1,764
Gold	oz	577	431
Silver	oz	123,685	110,848
Total Metal Produced:
Copper	tonnes	20,698	21,648
Zinc	tonnes	29,204	26,061
Gold	oz	25,774	18,782
Silver	oz	338,293	276,646

Interim Financial Condition

Financial Condition at March 31, 2005 Compared to Financial Condition as at December 31, 2004

        Economic and industry factors are largely unchanged from December 31, 2004, and markets continue to see strength in base metal prices. With the exception of the items discussed below, the financial condition of the Company as at March 31, 2005 is not materially different from that as at December 31, 2004:

  •
  Cash and cash equivalents at March 31, 2005 increased by $32.9 million compared to December 31, 2004.

  •
  Restricted cash decreased by $13 million as funds placed in trust for the Provinces of Manitoba and Saskatchewan as financial assurance for the Company's asset retirement obligations were replaced with letters of credit.

  •
  Working capital improved by $28.1 million, reflecting the improved cash position net of routine fluctuations in other working capital items.

  •
  Share capital increased by $10 million, which included $7.7 million from exercise of warrants and $2.5 million from flow through shares, net of $0.2 million share issue costs.

  •
  HudBay's contractual obligations at March 31, 2005 are materially unchanged from December 31, 2004 except that, for the mutual benefit of both parties, HBMS intends to terminate its evergreen concentrate purchase agreement with Compania Minera Dona Ines de Collahuasi to purchase 40,000 dmt of copper concentrate per year, effective June 30, 2005. The proposed termination, which would otherwise have expired in 2008, is not expected to impact the Company's ability to supply copper concentrate to its Flin Flon smelter.

  •
  As of March 24, 2005, HudBay agreed to guarantee the 9 5/8% senior secured notes of HBMS. The guarantee is unsecured and ranks subordinate in right of payment to all of HudBay's senior indebtedness. The guarantee will terminate on the date upon which HudBay owns less than a majority of the voting shares of HBMS.

Exploration

        The previously announced program of exploration on the Company's lands in Manitoba and Saskatchewan commenced during the quarter, with the first expenditures funded by means of the flow-through equity issue discussed under Cash Flows, Liquidity and Capital Resources. This is the first stage in a planned exploration program of up to $10 million in the Flin Flon Greenstone Belt during the remainder of the year and the first quarter of 2006.

Risk Management

        The Company uses forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At March 31, 2005 the Company held US dollar put options giving it the right, but not the obligation, to sell up to US$70 million in equal quarterly amounts at $1.20482 per US dollar, starting in April 2005 and continuing to January 2009.

        From time to time the Company maintains price protection programs and conducts commodity price risk management through the use of instruments similar to those used to limit currency exposures. Through its joint venture interest in Considar Metal Marketing SA, the Company manages risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts. These contracts effectively offset the Company's forward sales price commitments. In the current environment of strong base metal market prices, the Company has benefited from full exposure to metal price movements, and will consider implementing protection to limit the effects of future price changes.

About HudBay Minerals Inc.

HudBay Minerals Inc. is an integrated mining and metal producing company that operates mines and concentrators in northern Manitoba and Saskatchewan and a metal processing complex in Flin Flon, Manitoba. The company also operates a zinc oxide production facility in Brampton, Ontario and the former producing mines of Balmat in New York State and Gays River in Nova Scotia that are being evaluated for re-opening.

Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to the "Company", refer to HudBay Minerals Inc. All figures are in Canadian dollars unless otherwise noted.

This press release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding our future plans and objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in documents that we have filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Certain items of financial information in this MD&A, including cash cost per pound of zinc, net of by-product credits are furnished to provide additional information and are non-GAAP measures. As non-GAAP measures they do not have standardized meanings nor are they necessarily comparable with similar measures presented by other companies. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures are intended to provide investors with information about the cash generating capabilities of the Company's operations. HudBay uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the unaudited consolidated financial statements.

For further information:

Peter Jones
President and CEO
Tel: (204) 687 2260
peter.jones@hbms.ca

www.hudbayminerals.com